Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Trubion Pharmaceuticals, Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward-Looking Statements
This communication contains certain forward-looking statements that involve known and unknown risks, delays, uncertainties and other factors not under the control of Trubion, including statements relating to projections of future revenue and earnings. The company’s actual results, performance or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance or achievements to differ from the forward-looking statements include the risk that the certain anticipated milestone events may not take place; the risk that the acquisition of Trubion by Emergent may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the risk that one or more the milestones that would give rise to CVR payments is not achieved; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Emergent and Trubion’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Trubion’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.
Additional Information about the Transaction and Where to Find It
This communication shall not constitute an offer to purchase or a solicitation of an offer to sell securities. In connection with this transaction, Emergent intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and Trubion intends to file with the SEC and mail to its stockholders a proxy statement/prospectus. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Emergent, Trubion and the transaction.
The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Emergent and/or Trubion with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Blvd., Suite 400, Rockville, MD 20850, or Trubion Pharmaceuticals Inc., Attn: Investor Relations, 2401 4th Ave., Suite 1050, Seattle, WA 98121. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available.
Participants in Solicitations
Emergent, Trubion and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Trubion in connection with the merger. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information regarding Trubion’s directors and executive officers is available in Trubion’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 21, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
The following is a script prepared for Trubion’s Q2 2010 and first half 2010 earnings conference call held on August 16, 2010.

Trubion Q2 and First Half 2010 Earnings Conference Call Script
FINAL
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Conference ID number: 93177343 and Web PIN: 4267
OPERATOR
Good afternoon ladies and gentlemen and welcome to the Trubion second-quarter and first half 2010 earnings conference call. My name is [XXX...operator instructions here.] At this time, I would like to turn the call over to Trubion’s Senior Director of Corporate and Marketing Communications, Jim DeNike. Please go ahead.
JIM
Thank you                    , and thanks to everyone for joining us. With me today from Trubion is Michelle Burris, our Chief Operating Officer, Dr. Scott Stromatt, our Chief Medical Officer, and John Bencich, our Chief Financial Officer. Also joining on the call for Q&A is Dr. Ken Mohler, our Chief Scientific Officer. Earlier today, we issued our second-quarter and six months 2010 financial results and a copy of the press release can be found on our website at www.trubion.com.
I would like to remind each of you that today’s conference call may contain forward-looking statements based on our current expectations. These statements are only predictions and actual results may vary materially from those projected. Please refer to Trubion’s documents filed with the SEC concerning factors that could affect the Company, copies of which are also available on our website. I will now turn the call over to Michelle.
MICHELLE
Thank you, Jim, and thanks to all of you for joining us today. I would like to first briefly recap the announcement we made last Thursday regarding our merger agreement with Emergent BioSolutions and will then ask Scott and John to provide an update on our clinical programs and financials.
As most of you are likely aware, Emergent, a global biopharmaceutical company headquartered in Rockville, Maryland, has agreed to acquire Trubion. Under the terms of the agreement, at the closing of the transaction each outstanding share of Trubion common stock will be converted into an upfront payment of $1.365 per share in cash and 0.1641shares of Emergent BioSolutions common stock. The upfront payment represents a value of $4.55 per share, or approximately $96.8 million, based on Trubion’s total common shares outstanding, the net value of dilutive stock options, and the trading average of Emergent BioSolutions common stock for the five days prior to the signing of the definitive agreement. Trubion Pharmaceuticals stockholders will also receive one Contingent Value Right per share, which will entitle the holder to receive cash payments based upon achievement of certain predefined milestones that are outlined in detail in the merger press release on our web site.
The total potential aggregate value of the CVRs is $38.7 million, or $1.75/share, over a 36-month period, post-closing. The combination of the upfront consideration along with the potential value of the CVRs results in total consideration of up to $135.5 million for Trubion stockholders.

We are very pleased that Emergent intends to maintain our research and development laboratories and offices in Seattle upon completion of the acquisition, and that our location will become a therapeutics-focused product development site for the combined company.
We believe the combination of Emergent’s strong financial position and expertise in development of biologics with Trubion’s innovative SMIP™ and SCORPION™ protein therapeutic product candidates and technologies will accelerate the continued development of these promising products and technologies.
As a reminder, additional details related to the merger agreement, including the location and timing of a special meeting of stockholders, will be included in the proxy statement which we expect to file with the SEC and mail to Trubion stockholders in the coming weeks.
At this time I would like to invite Scott to provide an update on our clinical development.
SCOTT
Thanks Michelle. I’ll start with an overview of results from our Abbott collaboration. We are in the process of initiating sites and qualifying patients for the commencement of a Phase 1b/2 combination study of TRU-016 and bendamustine in patients who have relapsed chronic lymphocytic leukemia and have failed up to three previous treatments. The primary endpoint for Phase 1b is the incidence of dose limiting toxicities. We expect to enroll up to 14 patients with relapsed CLL in this portion of the study.
Phase 2 of this study will assess the safety and efficacy of TRU-016 in combination with bendamustine. We will compare that with patient responses to standalone bendamustine treatment. The primary endpoint for Phase 2 is overall response rate as defined by 2008 International Workshop on Chronic Lymphocytic Leukemia, or IWCLL, criteria. We expect to enroll 100 patients in the Phase 2 study.
In both phases of the study, we will evaluate the pharmacokinetics and pharmacodynamics of TRU-016 as well of the development of antibodies to TRU-016.
In addition, we plan to initiate a Phase 1 chemotherapy-TRU-016 combination study in relapsed NHL patient by the end of the year. We also intend to present final data on the TRU-016 Phase 1 monotherapy study at ASH in December.
Turning to SBI-087 and our collaboration with Pfizer, in June, positive data was presented from two Phase 1 studies of SBI-087 at EULAR and those presentations are available on in the events section of our Web site.
The first presentation addressed a Phase 1 study of SBI-087 for RA. This trial was designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of ascending single doses of SBI-087 in patients with controlled RA.
Data from 60 patients demonstrated that SBI-087 is generally well-tolerated and results in potent B-cell depletion when given as a subcutaneous dose with a day-of-treatment oral steroid regimen.
The second presentation focused on an open-label Phase 1 study of SBI-087 for SLE. Data were available for 18 patients with well-controlled SLE. Similar to the results we saw in the Phase 1 RA study, preliminary results demonstrate that SBI-087 was generally well-tolerated by patients with well-controlled lupus when administered as a single subcutaneous dose with a day-of-treatment oral steroid regimen.

That concludes our clinical update and at this time I will turn the call over to John for a review of our financial results.
JOHN
Thanks Scott. Revenue for the second quarter and six months ended June 30, 2010 increased to $5.7 million and $11.2 million, respectively, compared with $4.1 million and $8.3 million, respectively, in 2009. Revenue was primarily earned through our strategic collaborations with Pfizer for the development of CD20-directed candidates, including SBI-087, and Abbott, for the development of CD37-directed targets, including TRU-016.
During the second quarter and first half of 2010, we recognized $3.8 million in revenue from the Abbott collaboration. The $3.8 million includes recognition of $1.1 million from the $20 million upfront fee and $1.4 million equity premium received from Abbott, as well as $2.7 million earned through collaborative research.
The increase in revenue from the Abbott partnership was partially offset by lower revenue generated by our collaboration with Pfizer. The decrease in revenue was attributed to lower costs related to the retreatment studies of TRU-015 for rheumatoid arthritis as well as a decrease in the amount of reimbursable legal fees. Revenue earned from our partnership with Pfizer during the first half of the year was $7.4 million, which included $2.4 million for recognition of the $40 million upfront fee received in January 2006 and $5.0 million earned through collaborative research. This is compared with $8.3 million earned in revenue during the first half of 2009, which was composed of $2.4 million for the recognition of the $40 million upfront fee and $5.9 million in revenue earned through collaborative research.
Total operating expenses for the second quarter and first half of 2010 were $11.3 million and $22.8 million, respectively, compared with $10.7 million and $25.9 million in 2009. The increase in operating expenses during the second quarter was due to increased clinical development costs related to the initiation of the Phase 1/2 clinical trial of TRU-016 (16201) and increased TRU-016 manufacturing costs. These increases were partially offset by lower personnel costs.
Net loss for the second quarter and six months ended June 30, 2010 decreased to $5.7 million, or $0.28 per diluted common share, and $11.8 million, or $0.58 per diluted common share, respectively. This is compared to a net loss of $6.7 million, or $0.37 per diluted common share, and $17.7 million, or $0.99 per diluted common share, in 2009.
We had $42.1 million in cash, cash equivalents and investments as of June 30, 2010, compared with $54.8 million as of Dec. 31, 2009.
We have revised our 2010 guidance based on a change in timing of the anticipated milestone of $6 million from Abbott for the initiation of the Phase 2 portion of the TRU-016 study in CLL patients, as well as changes to our CD20 partnership with Pfizer.
As a result, we have decreased our anticipated annual operating cash requirements from $33 million—$38 million to $29 million—$34 million. Our revenue guidance remains unchanged.
That concludes our prepared remarks. I would like to once again thank all of you for joining us today and ask                      to open the call for questions.
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SHAREHOLDER.COM EVENT SUMMARY
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Conference Topic: Trubion Second Quarter 2010 Earnings Conference
Conference ID: 93177343
Date of Call: 08/16/2010
Time of Call: 17:00 Eastern Time
Expected Duration: 60 minutes
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Leader/Speaker: (973) 532-4915
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Conference ID: 93177343
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Conference ID number: 93177343
Web PIN: 4267